UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

DP Cap Acquisition Corp I
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G2R05B100

(CUSIP Number)

Xiaoqin Zhang

Highview Bridge, LLC

418 Broadway, #6895

Albany, NY 12207

(929) 392-3578

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Highview Bridge, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,112,502 shares
	8.	SHARED VOTING POWER 2,637,498 shares
	9.	SOLE DISPOSITIVE POWER 3,112,502 shares
	10.	SHARED DISPOSITIVE POWER 2,637,498 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Based on 5,798,095 ordinary shares outstanding, representing 5,798,092 of the Issuer’s Class A ordinary shares and 3 of the Issuer’s Class B ordinary shares outstanding as of November 13, 2024, as stated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission November 14, 2024.

2

SCHEDULE 13D

This Schedule 13D is filed on behalf of Highview Bridge, LLC (“Highview Bridge”), with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of DP Cap Acquisition Corp I (the “Issuer”).

Item 1. Security and Issuer

Security:	Class A ordinary shares

Issuer:	DP Cap Acquisition Corp I
418 Broadway, #6895 Albany, NY 12207

Item 2. Identity and Background

(a) The reporting person is Highview Bridge, LLC.

(b) Highview Bridge’s business address is 418 Broadway, #6799, Albany, NY 12207.

(c) Highview Bridge is a private investor.

(d) Highview Bridge has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Highview Bridge has not during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Highview Bridge is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by Highview Bridge in the purchase reported on in this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

On November 15, 2024 (the “Execution Date”), the Issuer, Highview Bridge, DP Investment Management Sponsor I LLC, the Issuer’s sponsor (“Sponsor”), Data Point Capital III, LP (“Data Point III”) and Data Point Capital III-Q, LP (“Data Point III-Q”, collectively with Data Point III the “Data Point Funds”, and the Data Point Funds collectively with Sponsor the “Sellers”) entered into and contemporaneously closed the transactions contemplated by a purchase agreement (the “Purchase Agreement”), pursuant to which, among other things: (a) the Sellers transferred an aggregate of 3,112,502 of the Issuer’s ordinary shares originally purchased by the Sellers prior to and contemporaneous with the Issuer’s initial public offering (the “IPO”, such ordinary shares the “Founder Shares”), consisting of  3,112,499 of the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) and 3 of the Issuer’s Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), to Highview Bridge; (b) Highview Bridge executed a joinder agreement (the “Joinder”) to become a party to that certain letter agreement, dated November 8, 2021 (“Letter Agreement”), and that certain Registration Rights Agreement, dated November 8, 2021 (“Registration Rights Agreement”), originally entered into in connection with the IPO, by and among the Issuer, the Sellers and certain equity holders of the Issuer; (c) the Sellers gave to Highview Bridge the irrevocable right to vote and dispose of the 2,637,498  Founder Shares that Sellers retained (i.e., the remainder of the Sellers’ Founder Share holdings after accounting for the sales effectuated pursuant to the Purchase Agreement) (the “Retained Shares”) on their behalf and to take certain other actions on their behalf (the “POA Agreements”); (d) the Sponsor and its affiliates entered into surrender and cancellation agreements (the “Warrant Cancellation Agreements”) whereby such parties agreed to cancel an aggregate of 4,733,333 private placement warrants of the Issuer (the “Placement Warrants”) purchased by them concurrently with the IPO, which constituted all Placement Warrants held by such parties as of immediately prior to the Purchase Agreement; and (e) Sponsor agreed to cancel its Issuer promissory note, dated as of November 8, 2021, in the aggregate principal amount of $4,600,000 (“Note Cancellation Agreement”). In addition, Cowen & Company, LLC, representative of the underwriters of the IPO (the “Underwriter”) entered into an agreement (the “Underwriter Waiver”) whereby the Underwriter waived its rights to any and all fees or expenses payable to it by the Issuer, including without limitation deferred underwriting fees. The transactions described in this paragraph are henceforth referred to collectively as the “Transactions”.

3

Class B Ordinary Shares automatically convert into Class A Ordinary Shares on a one-for-one basis, subject to adjustment, on the day of the consummation of a business combination by the Issuer or earlier at the option of the holders thereof.

On the Execution Date, in connection with the execution of the Purchase Agreement, the following officers and directors of the Issuer submitted the resignation of their respective offices effective immediately: Scott Savitz as Chief Executive Officer and Chairman of the Board of Directors, Bruce Revzin as Chief Financial Officer, and each of Lars Albright, Diane Hessan and Leonard Schlesinger as directors of the Issuer. Each person’s resignation letter to the Issuer included a statement that their resignation is not the result of any disagreement with the Issuer on any matter relating to the Issuer’s operations, policies or practices and that such person has no claim against the Issuer of any nature.  Mr. Savitz will continue as a director on the Issuer’s Board of Directors.

On the Execution Date, in connection with the execution of the Purchase Agreement and resignation of the above-referenced officers and directors, the holders of the Founders Shares appointed Xixuan Hei as the Issuer’s Chief Executive Officer, Chief Financial Officer, Director and Chairman of the Board of Directors.

The above description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of each of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 20, 2024 (and is incorporated herein by reference as Exhibit 10.1 to this Schedule 13D).

As of the date of this Schedule 13D, except as set forth in this Schedule 13D, Highview Bridge does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

4

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Class A ordinary shares beneficially owned by Highview Bridge, on the basis of a total of 5,798,095 ordinary shares of the Issuer outstanding as of November 13, 2024, are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	5,750,000	99.2%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	3,112,502	53.7%
ii.	Shared power to vote or to direct the vote:	2,637,498	45.5%
iii.	Sole power to dispose or to direct the disposition of:	3,112,502	53.7%
iv.	Shared power to dispose or to direct the disposition of:	2,637,498	45.5%

(c) Highview Bridge is the beneficial owner of an aggregate of 5,750,000 Class A Ordinary Shares, or approximately 99.2% of the outstanding Class A Ordinary Shares, consisting of the 3,112,502 Founder Shares beneficially owned by Highview Bridge as described throughout this Schedule 13D and an aggregate of 2,637,498 Founder Shares that are subject to powers of attorney as described in Item 4 above.

(d) Not applicable.

(e) During the 60 days preceding the date of this report, other than the Transactions, Highview Bridge has not effected any transactions in the Issuer’s Class A ordinary shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1

Share Purchase Agreement by and among the Issuer, the Sellers and Highview Bridge, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on November 20, 2024).

5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HIGHVIEW BRIDGE, LLC

Dated: November 21, 2024	By:	/s/ Xiaoqin Zhang
Name: Xiaoqin Zhang Title: Managing Member

6